Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Announces Plan for Closing on Merger with Amber DWM and Confirms Nasdaq Listing Under New Ticker “AMBR”

HONG KONG — March 12, 2025 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK) today announced progress toward closing its merger with Amber DWM Holding Limited (“Amber DWM”), alongside final Nasdaq approval for the post-merger listing. Upon completion of the merger, the Company will be renamed “Amber International Holding Limited” and commence trading under the new ticker symbol “AMBR” on the Nasdaq Global Market, effective March 13, 2025.

iClick has entered into an Amendment, Waiver and Framework Agreement (the “Framework Agreement”) to amend and waive certain terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”) entered into by the Company, Overlord Merger Sub Ltd. (the “Merger Sub”) and Amber DWM Holding Limited (“Amber DWM”) on November 29, 2024. This step streamlines the path toward the anticipated completion of the merger.

As previously announced, Merger Sub will merge with and into Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Merger”). Pursuant to the Merger Agreement, Amber DWM will, prior to the consummation of the Merger, execute certain restructuring involving (i) the acquisition of 100% of the equity interest in WhaleFin Markets Limited from Amber Global Limited (“AB”), and (ii) cause certain subsidiary of Amber DWM to assume all rights and obligations under certain contracts of WhaleFin Technologies Limited (“WFTL” and such contracts, the “WFTL Assigned Contracts”) (together the “DWM Asset Restructuring”). Pursuant to the Merger Agreement, certain local regulatory approvals shall have been obtained before the completion of the Merger. These approvals include local regulatory approvals for the DWM Asset Restructuring and for iClick to become a controller in Sparrow Tech Private Limited, an indirect subsidiary of Amber DWM.

To expedite the closing of the Merger, the parties have entered to the Framework Agreement to amend and waive certain closing conditions to the Merger, including in relation to the DWM Asset Restructuring and these regulatory approvals, and to provide for alternative arrangements that would afford iClick with substantially the same economic benefits as the transactions contemplated under the Merger Agreement. Specifically, (i) pursuant to the Framework Agreement, the parties have agreed to complete the DWM Asset Restructuring and cause Sparrow Tech Private Limited to become an indirect subsidiary of iClick promptly upon the receipt of the relevant regulatory approvals, which may be after the closing of the Merger, and (ii) pursuant to certain intercompany services agreement entered into concurrently with the execution of the Framework Agreement, while the regulatory approvals are pending, a wholly-owned subsidiary of Amber DWM (and, thus, a wholly-owned subsidiary of iClick following the consummation of the Merger) will receive 100% of the consolidated basis net income generated by the WFTL Assigned Contracts and 100% consolidated net income of Sparrow Tech Private Limited.

For more details of the Framework Agreement and intercompany services agreements, please refer to Exhibit 99.2 to 99.4 of the current report on Form 6-K dated March 12, 2025, respectively.

The Company further announced that it received Nasdaq approval for the listing on the Nasdaq Global Market on March  11, 2025. With the execution of the Framework Agreement and Nasdaq listing approval, all conditions precedent to the closing of the Merger have been satisfied (or are expected to be satisfied as of the closing). The Company expects the Merger to take effect on or around March 12, 2025, and its American Depositary Shares, each representing five Class A ordinary shares (the “ADSs”) to begin trading on the Nasdaq Global Market on or about March 13, 2025 under the new name “Amber International Holding Limited” and the new ticker symbol of “AMBR.” Before that, the ADSs will continue to trade on the Nasdaq Global Market under the current ticker symbol “ICLK.”

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a renowned online marketing and enterprise solutions provider in Asia. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. For more information, please visit https://ir.i-click.com.

About Amber Premium

Amber Premium, the business brand behind Amber DWM Holding Limited, is a leading digital wealth management services platform, offering private banking-level solutions tailored for the dynamic crypto economy to a premium clientele of esteemed institutions and qualified individuals. It develops, deploys, and supports innovative digital wealth management products and services for institutions and high-net-worth individuals, and provides institutional-grade access, operations and support. Amber Premium aims to be the top choice for one-stop digital wealth management services, delivering tailored, secure solutions that drive growth in the Web3 world.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the Merger, including the risk that the Merger may not close due to one or more closing conditions to the Merger not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the Merger or required certain conditions, limitations or restrictions in connection with such approvals; (ii) the risk that that the Company relies on the arrangements with AB and/or Amber DWM to achieve substantially the same economic benefits of certain subsidiaries and the contracts as initially contemplated in the Merger Agreement, which may not be as effective as direct ownership and could lead to other adverse effect on the Company; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company, Amber DWM or the combined entity; (v) risks related to disruption of management time from ongoing business operations due to the Merger; (vi) the risk that any announcements relating to the Merger could have adverse effects on the market price of the Company’s securities; (vii) the risk that the Merger and its announcement could have an adverse effect on the ability of Amber DWM or the combined entity to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) any changes in the business or operating prospects of Amber DWM and the combined entity or their businesses; (ix) changes in applicable laws and regulations; and (x) risks relating to Amber DWM’s and the combined company’s ability to enhance their services and products, execute their business strategy, expand their customer base and maintain stable relationship with their business partners.

A further list and description of risks and uncertainties can be found in the proxy statement that was furnished to the SEC on December 19, 2024 by the Company in connection with the Merger, and other documents that the parties may file with or furnish to the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company, Amber DWM and their respective subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For investor and media inquiries, please contact:

In Asia:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com